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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Final Amendment
                                       to
                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement
                        (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)


                                 n-Vision, Inc.
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                                (Name of Issuer)

                                 n-Vision, Inc.
                        Advanced Technology Systems, Inc.
                             ATS Acquisitions, Inc.
                                 Delmar J. Lewis
                              Claude H. Rumsey, Jr.
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                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   62944R 30 7
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                      (CUSIP Number of Class of Securities)

                                 Delmar J. Lewis
                                 n-Vision, Inc.
                             7915 Jones Branch Drive
                                   Suite 1201
                             McLean, Virginia 22102
                                 (703) 506-8808
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                  or Rule 13e-3(c) [ss. 240.13e-3(c)] under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [ ]  A tender offer.

         d.       [ ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
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         Transaction Valuation*                    Amount of filing fee
                  $1,275,762                                $256
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         *For purposes of calculating the filing fee only. This assumes the purchase of 2,551,523 shares of common stock of the Issuer at $0.50 cash per share.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $256
                         ----
Form or Registration No.: PRE14A
                          ------
Filing Party: n-Vision, Inc.
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Date Filed: November 8, 1999
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


         This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement filed by n-Vision, Inc., a Delaware corporation (the "Company" or "Issuer"), Advanced Technology Systems, Inc. ("ATS"), ATS Acquisitions, Inc. ("ATS Acquisitions"), Delmar J. Lewis and Claude H. Rumsey, Jr. on November 8, 1999 and amended on December 23, 1999, January 19, 2000 and February 14, 2000 in connection with the Agreement and Plan of Merger dated October 15, 1999 (the "Agreement"), a copy of which is attached as Appendix A of the proxy statement ("Proxy Statement"), filed with the Securities and Exchange Commission on February 14, 2000 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

         The Agreement and Merger were duly approved at a Special Meeting of Shareholders of the Company held on March 6, 2000 (the "Special Meeting") having received the favorable vote of a majority of the outstanding stock entitled to vote thereon. Of 2,651,523 shares of Common Stock entitled to vote at the Special Meeting, the holders of 1,650,022 shares were present in person or by proxy. Of the shares entitled to vote at the Special Meeting, 1,552,960, or 58.57%, shares were in favor of the approval of the Agreement and Merger; 96,812, or 3.65%, shares were against the approval of the Agreement and Merger; and 250, or .01%, shares abstained from voting on the matter. Pursuant to the Agreement, ATS Acquisitions, a newly formed Delaware corporation that is wholly-owned by ATS, merged with and into the Company and all outstanding shares of common stock, $0.01 par value, of the Company (except for 100,000 shares of common stock held by ATS and shares held by dissenting shareholders) were cancelled and converted automatically into the right to receive $0.50 in cash, payable to the holder, without interest, upon the terms and subject to the conditions set forth in the Agreement.

         On March 7, 2000, the Company executed and filed a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Sections 251 and 103 of the Delaware General Corporation Law. On March 9, 2000, the Company filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 in reliance on Rule 12g-4(a)(1)(i).


         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Proxy Statement is hereby expressly incorporated herein by reference. A copy of such Proxy Statement of the Company is attached hereto as Exhibit (d)(1).

                              CROSS REFERENCE SHEET

                  Item in                                     Location in
                  Schedule 13E-3                              Proxy Statement
                  --------------                              ---------------
                  Item 1(a)...................................The Merger Agreement
                  Item 1(b)...................................Market Prices of Common Stock and Dividends
                  Item 1(c)...................................Market Prices of Common Stock and Dividends
                  Item 1(d)...................................Market Prices of Common Stock and Dividends
                  Item 1(e)...................................*
                  Item 1(f)...................................*
                  Item 2(a)...................................The Merger Agreement; Management
                  Item 2(b)...................................The Merger Agreement; Management
                  Item 2(c)...................................The Merger Agreement; Management
                  Item 2(d)...................................The Merger Agreement; Management
                  Item 2(e)...................................Management
                  Item 2(f)...................................Management
                  Item 2(g)...................................Management
                  Item 3......................................Special Factors; Certain Related Transactions
                  Item 4(a)...................................Summary; Special Factors; The Merger
                                                                  Agreement
                  Item 4(b)...................................Summary; Special Factors
                  Item 5......................................The Merger Agreement; Conduct of n-Vision's
                                                                  Business After The Merger
                  Item 6(a)...................................Special Factors
                  Item 6(b)...................................The Merger Agreement
                  Item 6(c)...................................Special Factors
                  Item 6(d)...................................Special Factors


                  Item 7......................................Special Factors
                  Item 8......................................Special Factors
                  Item 9......................................Special Factors
                  Item 10(a)..................................Voting Securities and Principal Holders Thereof
                  Item 10(b)..................................*
                  Item 11.....................................*
                  Item 12(a)..................................Summary; Voting Rights and Proxies; Special Factors
                  Item 12(b)..................................Special Factors
                  Item 13(a)..................................Rights of Dissenting Shareholders
                  Item 13(b)..................................*
                  Item 13(c)..................................*
                  Item 14.....................................Financial Statements
                  Item 15(a)..................................*
                  Item 15(b)..................................*
                  Item 16.....................................Proxy Statement
                  Item 17.....................................Separately included herewith

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         *  This Item is inapplicable or the answer thereto is in the negative.

         Material to be filed as Exhibits.

         (b)(1)* Opinion of RP Financial, L.C. (filed as Appendix B to Exhibit (d)(1))

         (b)(2)* RP Financial, L.C. Report, dated October 6, 1999, delivered to the Board of Directors and the Special Committee.


         (d)(1)* Proxy Statement filed with the Securities and Exchange Commission by the Company on February 14, 2000.


         (e)(1)* Section 262 of the Delaware General Corporation Law (filed as Appendix C to Exhibit (d)(1)).

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         * Previously filed.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 20, 2000              n-VISION, INC.


                          By:      /s/ Delmar J. Lewis
                                   ----------------------------
                                   Name: Delmar J. Lewis
                                   Title: Chief Executive Officer


Dated: March 20, 2000              ADVANCED TECHNOLOGY SYSTEMS, INC.


                          By:      /s/ Claude H. Rumsey, Jr.
                                   ----------------------------
                                   Name:  Claude H. Rumsey, Jr.
                                   Title:  Vice President


Dated: March 20, 2000              ATS ACQUISITIONS, INC.


                          By:      /s/ Claude H. Rumsey, Jr.
                                   ----------------------------
                                   Name: Claude H. Rumsey, Jr.
                                   Title: Vice President


Dated: March 20, 2000


                          By:      /s/ Delmar J. Lewis
                                   ----------------------------
                                   Delmar J. Lewis



Dated: March 20, 2000



                          By:      /s/ Claude H. Rumsey, Jr.
                                   ----------------------------
                                   Claude H. Rumsey, Jr.